Exhibit 3.1
FIRST AMENDMENT
TO THE
AMENDED AND RESTATED BYLAWS
OF
SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP.
     Pursuant to the provisions of Article VI of the Amended and Restated Bylaws (the “Bylaws”) of SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP., a Delaware corporation (the “Corporation”), the following amendment to the Bylaws was adopted pursuant to a Unanimous Consent in Lieu of Special Meeting of the Board of Directors of the Corporation, dated as of May 11, 2005:
1. Article II – Directors shall be amended to add the following as new paragraph 9:
9.	TEMPORARY BOARD COMPOSITION AND FUNCTIONS. For the period commencing May 11, 2005 and ending on the earlier of (i) the completion of the Corporation’s 2006 annual meeting of shareholders and (ii) the date on which the composition of the Corporation’s Board shall be in compliance with the corporate governance standards for the composition of boards of directors set forth by Nasdaq in respect of an application for listing on Nasdaq (including either of the Nasdaq National Market or Nasdaq Small Cap Market), and any rule, regulation or provision of the U.S. Securities and Exchange Commission relating thereto, the Board shall be subject to the following provisions, and, to the extent such provisions are inconsistent with any other provision in the Bylaws, the provisions hereunder shall apply:
—	NUMBER. The number of directors constituting the whole Board shall be five.

—	CLASS. There shall be the following three classes of directors: Class A directors, which shall consist of two directors, Class B directors, which shall consist of two directors, and a single Class C director. Except as set forth below, the authority of each of the three classes of directors shall be identical. In the event of a vacancy of a Class A or Class B director, the remaining Class A or Class B director, as applicable, shall, in its sole discretion, appoint a new director to fill such vacancy until the next annual meeting of stockholders and until his or her successor is elected and qualified or until his or her earlier resignation or removal. In the event of simultaneous vacancies of both Class A directors or both Class B directors, such vacancies shall be filled by the affirmative vote of a majority of the remaining directors then in office.

—	VOTING. Except as otherwise provided in this paragraph 9 of Article II, at least four directors present at a meeting at which a quorum is present shall be necessary to constitute an act of the Board.
2.	Except as expressly amended herein and upon termination of this amendment as provided in paragraph 9 of Article II set forth above, the Bylaws of the Corporation shall remain in full force and effect.

CERTIFICATE
     I, Nancy C. Gontarek, Secretary of SPECTRUM SCIENCES & SOFTWARE HOLDINGS CORP. (the “Corporation”), do hereby certify that the foregoing is a true and correct copy of the First Amendment to the Corporation’s Amended and Restated Bylaws adopted by the Board of Directors of the Corporation on May 11, 2005.
     IN WITNESS WHEREOF, I have set my hand this 11 day of May, 2005.

/s/ Nancy C. Gontarek
Nancy C. Gontarek, Secretary